August 2, 2005

MAIL STOP 3561

via U.S. mail and facsimile

Douglas Humphreys, President
Morgan Creek Energy Corporation
10120 S. Eastern Avenue, Suite 200
Henderson, NV 89052

Re:      Morgan Creek Energy Corporation
	Form SB-2, Amendment 1 filed June 14, 2005
	File No. 333-123989

Dear Mr. Humphreys:

	We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Fully review your website in order to determine if any comments regarding the registration statement are also applicable to the website. If so, please comply with the comment(s). In addition, delete any inaccuracies on your website and resolve any inconsistencies with your registration statement. For example:
"We
plan to continue building and increasing a strategic base of proven reserves and production base within Oklahoma`s Arkoma Basin. (our emphasis)." We might have further comment in this regard.


About This Prospectus, page 5
2. We repeat our prior comment 4 which stated: "The second from the last sentence of this section is incomplete. Please complete it."

Prospectus Summary, page 5
Our Business, page 5
3. Disclose the original dates of the leases.

Summary of Financial Data, page 7
4. Revise to correct the amount indicated for working capital at March 31, 2005. Also correct the reference under Liquidity and Capital Resources on page 23.

Risk Factors, page 8
5. Revise to correct the reference to the independent auditor`s report accompanying the March 31, 2005 financial statements since there is no such report. Instead, it appears you meant the report that accompanies the December 31, 2004 audited financial statements.
6. In the first paragraph of this section please delete the following: "The risks described below are all of the material risks that we are currently aware of that are facing our company."

Sales of a substantial number of shares of our common stock into the
public market ...., page 9
7. Please resolve the apparent discrepancy between the following two statements: "When this registration statement is declared effective, the Selling Stockholders will be able to resell up to 4,167,700 shares of our common stock."; and "Currently there are no shares of our common stock eligible for resale pursuant to Rule 144."
8. We note your response to our prior comment 10. Supplementally provide Fletcher`s letter. File as an exhibit Fletcher`s written consent to the use of its name in the registration statement.

The oil and gas industry in which we operate involves ...., page
12
9. We repeat our prior comment 13, which stated: "Please briefly identify the risks in the heading."

Oil and gas operations are subject to comprehensive regulation
.....,
page 14
10. We have reviewed your response to our prior comment 15.
Please
expand the disclosure regarding insurance to explain in greater detail why the company believes it needs no insurance, including liability insurance, for its properties at the present time.
Also,
explain what is covered by the insurance that the contract operators generally obtain. In addition, please reference the following statement: "Once business operations have advanced to a point that requires insurance by the Company directly, the company will seek insurance coverage in amounts required for standard industry perils in the scale and scope required in the circumstances." Disclose the criteria you will use to determine when you need insurance and the amount required.

Use of  Proceeds, page 16
11. We repeat our prior comment 18, which stated: "Fully disclose in this section your registration obligations to the selling stockholders."

Management`s Discussion and Analysis, page 17
Plan of Operation, page 17
12. At the end of the second paragraph of this section and on your website you have stated: "In addition, the Company has capital resources in place for other anticipated administrative and other costs for a total of 12 months." This is not consistent with other disclosure in this section, namely: "Our ability to continue to expand land acquisitions and explore drilling opportunities after the next 6 months of operations is dependent on adequate capital resources being available and further sources of debt and equity being obtained ...."  Please resolve this apparent discrepancy in the
prospectus and the website.
13. Liquidity and Capital Resources, page 24
14. Revise to correct the reference to December 31, 2003. In addition, please update the discussion through March 31, 2005 and any subsequent updates to the financial statements.
15. Provide significantly greater detail regarding the expenses you have described in the second from the last paragraph of this section in response to our prior comment 22. For example, for the payments of $50,000 to International Market Trend and $200,000 to American News Publishing, Inc., please provide a separate cost for each item identified and describe in greater detail what service(s) were provided with regard to each item. Also, state, for each item whether additional services and expense are necessary in order for you to use the service effectively. In addition, identify the other
"administrative identity related items" that International Market Trend provided for you and disclose, for each, the information requested above. Finally, detail how such expenditures work to promote the company`s business of exploration and production of natural resources, and detail any affiliations between any of the recipients of such funds from the company and the company, any officer, director, stockholder of the company, or any affiliate of the above. We may have further comment.

Description of Business, page 26
Current Business Operations, page 26
16. Ensure that you have addressed each requirement of the lease for
which the deadline has arrived.  State whether you met the
deadline
and, if not, how you resolved the matter.   Provide greater detail
about the material terms of the lease with regard to "held by production." Also, in any disclosure about costs which consist of a price per acre, please include the number of acres involved, including the number of acres to be used in calculating the "$25.00 per year per net royalty acre" when you do not meet the "held by production" requirements.

Current Business Operation, page 26
17. Ensure that, when you discuss the leases, you specify whether you are referring to the Hurley lease or the Chapman lease, or both.

Summary of Terms of Leases, page 27
18. In this section identify each lease by the name "Hurley" or "Chapman." Expand the summary to include an explanation targeted to lay persons of each line item. Ensure that all material terms of each of the leases is included in the disclosure.

Directors, Executive Officers, Promoters and Control Persons, page
32
Business Experience, page 32
19. In the first full paragraph on page 33, please clarify the company names and clarify whether there are two different companies or one company and its former names and/or predecessors in the following sentence: "Mr. Atkins is also currently President (since
Dec/2001) and Director (since 1998) of coal bed methane and Barnett
Shale gas exploration and development company, Lexington
Resources,
Inc., formerly `Intergold Corporation`."

Report of Independent Registered Public Accounting Firm, page 44
20. We noted the following issues with the audit report:

* The first sentence of the report does not specify that the balance sheet was audited. This appears to be a typographical error.
* The second paragraph should state the engagement was performed in accordance with "the standards of the Public Company Accounting Oversight Board (United States)," as discussed in PCAOB Auditing Standard No. 1.
* The conclusion in the third paragraph does not state the financial statements present fairly, in all material respects, the entity`s financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States.
Please provide a revised audit report that meets the criteria in AU
Section 508 and PCAOB Auditing Standard No. 1.

Note 3 - Oil and Gas Property, page 52
21. We note your response to our prior comment 42. Please tell us the date and terms of the first sale of stock to an independent third party. Also, please tell us management`s basis for recording the issuance of the 6,000,000 shares with a debit to accumulated deficit for $600,000, and a corresponding credit to APIC and Common Stock. Reference the authoritative accounting guidance. Also, tell us what you mean by "the related party vendor`s cost," as disclosed in Note
3. Revise Note 3 and MD&A as appropriate to clarify the accounting treatment.
22. Revise to reconcile the December 17, 2004, agreement date disclosed in Note 3 with the date of November 19, 2004 disclosed in the statement of stockholders` equity and on pages 31 and 35.

Outside Back Cover Page
23. We repeat our prior comment 43. Please place the prospectus delivery requirements on the outside back cover page instead of the front cover page.

Recent Sales of Unregistered Securities, page 66
24. Please disclose whether or not you have met the requirements of
Rule 903(a) and Rule 903(b)(3)(i) and (iii)(B)(2) of Regulation S for each of the private offerings. Please see Rule 902(g) for the definition of "offering restrictions" and Rule 902(h) for the definition of "offshore transaction." In addition, disclose the identity of each purchaser under the listed transactions and ensure, to the extent applicable, that each of the transactions involving the selling securityholders listed on pages 39-40 of the prospectus is discussed in full herein.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Donald Wiland at (202) 551-3392 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at
(202) 551-3236 with other questions.

      Sincerely,



      John Reynolds
      Assistant Director
      Office of Emerging Growth Companies

cc:  William O`Neal, Esq.
      By facsimile (480) 816-9241

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Douglas Humphreys, President
Morgan Creek Energy Corporation
August 2, 2005
Page 1